UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 26, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Reynolds Group Holdings Limited

File No. 333-177693 - CF#27898

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Reynolds Group Holdings Limited submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibit to a Form S-1 registration statement filed on November 3, 2011, as amended.

Based on representations by Reynolds Group Holdings Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.130   through December 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig Slivka
Special Counsel